EXHIBIT 99.1

Western Provides Casino Project Update

VANCOUVER, British Columbia, Dec. 13, 2018 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) is pleased to provide an update on Casino Project activities.  The Company completed a number of important permitting activities in 2018 and plans to continue advancing the Casino Project in 2019.

PERMITTING & ENGINEERING

In 2018, the Company continued to work towards preparing its environmental assessment application, known as the Environmental and Socio-Economic (“ESE”) Statement for submission to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). Most of the Company’s activities were focused on the Best Available Tailings Technology (“BATT”) Study, but Western also completed a number of First Nation Traditional Land Use Studies, continued its baseline data collection program, and conducted a number of smaller environmental studies.

The results of the BATT Study were announced on November 5, 2018.  The BATT Study was an 18-month process that will become an essential component of the ESE Statement for the Casino Project.  During this process, the participants selected the option for disposal of tailings and mine waste considered to be the Best Available Technology for the Casino Project, taking into account environmental, technical, economic, and social considerations.

Traditional Land Use Studies have now been completed for all First Nations identified by YESAB as being potentially impacted by the Casino Project.  These studies took place over the past two years and are central to the assessment of effects of the Casino Project and are therefore a critical step in the completion of the ESE Statement.

The Company has initiated engineering activities to incorporate the outcomes of the BATT Study into the tailings management facility design.  As a result of the additional engineering work and other considerations, the Company has informed YESAB that it will be deferring the submission of its ESE Statement.

INFRASTRUCTURE

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade of 82 km of the existing access road to standards required for the Casino Project, as well as to fund 30% of the additional 126 km of new access road to the Casino site.  Recent statements from the Yukon Government indicate that they expect to commence work on the upgrade of the existing access road in 2019, beginning with a bypass around the town of Carmacks.  The bypass will minimize the amount of mine traffic traveling through Carmacks.

“The work that the team has accomplished in 2018 cannot be overstated.  The Traditional Land Use and BATT Studies were long lead-time studies that were essential to complete before finalizing our ESE Statement,” said Paul West-Sells, President & CEO. “The Casino Project is now considerably de-risked and we will continue our efforts to move the project forward in 2019.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); the Facility, its design, and that design enhancements will have the intended effect; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.